FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2012

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, February 29, 2012

Ger.Gen N° 28 /2012

Mr. Fernando Coloma C.

Superintendent

Superintendence of Security and Insurance

Av. Libertador Bernardo O’Higgins 1449

REF: SIGNIFICANT EVENT

Dear Sir,

In accordance with clauses 9 and 10, subsection 2, of the Securities Market Law 18,045 and the provisions set forth under General Rule 30 issued by the Superintendence, and under the powers conferred upon me, I inform you of the following significant event.  The Board of Directors of Enersis S.A., at its meeting held today, unanimously agreed to propose to the Enersis Ordinary  Shareholders Meeting, a maintenance of the same dividend payout ratio paid for the previous period; namely, 50% of the Company’s distributable net income, representing Ch$ 5.7497 per share. After deducting the interim dividend of Ch$ 1.46560 per share paid in January 2012, the amount to be distributed as a final dividend to shareholders would be Ch$ 4.2841 per share.  This would represent an aggregate distribution of Ch$ 139,880,862,253 attributable to net income as of December 31, 2011.

This modifies the current dividend policy which determined the distribution of a 55% dividend payout of the distributable net income of the Company.

Sincerely yours,

Ingnacio Antoñanzas A.

Chief Executive Officer

c.c.:     Bolsa Comercio de Santiago

            Bolsa Electrónica de Chile

            Bolsa Corredores de Valparaíso

            Comisión Clsificadora de Riesgo

            Banco Santander – Representative of bond holders

            DCV Registros S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas Alvear
--------------------------------------------------

Title: Chief Executive Officer

Date: March 01, 2012